INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

September 24, 2007

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the year ended May 31, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 24, 2007 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2007.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company was a “Venture Issuer” as defined in NI 51-102, as at May 31, 2007 and thereafter until August 3, 2007 when its common shares became listed on the American Stock Exchange.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Overall Performance

During the three month period ended May 31, 2007, the Company:

  Acquired a key University of Alaska property on its Coffee Dome Project and dramatically expanded its gold soil anomaly at that project.
  Signed option agreements to earn interests in 2 gold projects in Nevada, being the North Bullfrog and Painted Hills projects.
  Closed a USD 17.53 million financing on May 10, 2007.
  Began a drilling program at its Livengood project, Alaska
  Proposed and commenced a planned USD 7 million 2007 exploration program on its Alaska and Nevada properties

The Company has completed all required expenditures, as well as lease and claim payments and filling requirements, for all of its properties for 2006 (with the exception of the Caribou Project, the lease for which was terminated on January 24, 2007).  In addition, the required expenditures for the two properties optioned from AngloGold Ashanti (USA) Exploration Inc. (“Anglogold”) (LMS and Terra) have been met for 2006, as have the annual overall 2006 expenditures.

The Company’s plans for its fiscal year ending May 31, 2008 are to proceed with its proposed 2007 exploration programs on its existing Alaskan and Nevada properties, several of which are currently underway.  The Company’s long-term goal is to discover and develop major economic mineral deposits and grow the Company through an expansion of its project portfolio.  The Company believes that it has sufficient funds to cover all of its planned exploration programs and anticipated property payments and general and administrative expenses for the fiscal year ending May 31, 2008.

Current Exploration Activities

Alaska - Sale Properties

Livengood

The primary target on the Livengood Project is Cretaceous intrusion-related gold system, hosted in Devonian sediments and volcanics.  Mineralization appears confined below an overlying thin thrust fault block with a strong surface geochemical gold anomaly covering approximately 4 square kilometres.  The system, as currently characterized, has potential for a large, near surface, low-grade bulk-mineable deposit.

Drilling (see Table 1) on the Livengood project during the quarter ended May 31, 2007 continued to expand the volcanic hosted gold mineralization (hole MK07-15 returned 71.4 metres @ 1.0 g/t gold) as well as defining a new style of sediment hosted gold mineralization (as seen in hole MK07-15, which returned 28.4 metres @ 1.7 g/t gold).  Further work targeting the sediment hosted mineralization in June and July returned additional higher grade sediment hosted intervals (hole MK07-18 returned 8.8 metres @ 10.0 g/t and 8.5m @ 9.6 g/t gold).  At the present time, drilling continues on a step-out basis to assess the size of the system, which is currently unconstrained.

The ongoing work has significantly expanded the gold mineralization on the Livengood project and formed the foundation for the initial resource study which will begin near the end of 2007, at which time it is anticipated that all the drilling results from the 2007 drilling program (which is scheduled to continue through October) will have been received.

Table 1

Significant Livengood Drill Results

Hole ID	Hole Total Depth	From (metres)	To (metres)	Width (metres)	Grade (g/t gold)	Target
MK-07-12	280.7	79.0	82.4	3.4	3.75	Volcanic Hosted Zone
		109.9	119.9	10.0	1.49	Volcanics Faulted off at 119m
MK-07-13	351.1	10.2	16.7	6.5	1.26	sediment Hosted Zone
		97.8	104.3	6.6	1.17	Volcanic Hosted Zone
		115.8	120.1	4.3	1.55	Volcanic Hosted Zone
		283.9	290.7	6.8	1.12	Lower Volcanic Hosted Zone
MK-07-14	44.8	34.7	44.8	10.1	0.62	Lost Hole in Fault Zone
MK-07-15	281.6	32.8	61.2	28.4	1.66	Sediment Hosted Zone
		79.9	151.3	71.4	0.99	Volcanic Hosted Zone
Including		88.3	103.8	15.5	2.06	Volcanic Hosted Zone
MK-07-16	332.8	188.3	195.2	6.9	1.15	Sediment Hosted Zone
MK-07-17	421.9	117.6	154.6	37.0	0.82	Volcanic Hosted Zone
MK-07-18	301.1	13.8	20.4	6.6	1.22	Sediment Hosted Zone
		67.5	68.0	0.5	5.33	Sediment Hosted Zone
		77.3	86.1	8.8	9.95	Sediment Hosted Zone
		93.7	102.2	8.5	9.64	Sediment Hosted Zone
		121.3	199.9	78.6	1.09	Volcanic Hosted Zone
MK-07-17	421.9	117.6	154.6	37.0	0.82	Volcanic Hosted Zone

Additional gold characterization samples are being selected from the new zones of mineralization and will be analyzed to assess the best method for gold extraction for the deposit.  The initial study conducted at Hazen Research Laboratories found that the bulk of the gold is present as native gold grains ranging in size from 1-10 microns in and around pyrite and arsenopyrite grains.  The initial testing indicates the deeper sulphide material would have direct cyanidation extractions in the 60% range (initial test at 200 mesh grind).  Further work will evaluate not only the volcanic hosted mineralization but also the shallower oxide mineralization, particularly in the sediment hosted section.

Due to the ongoing encouragement being received from the current Livengood program, the Company plans to continue the drilling on the project for as along as it remains feasible in 2007 and will begin planning for a major reverse circulation grid drilling program proposed for the spring of 2008.

Coffee Dome

The target at Coffee Dome is high-grade gold-arsenic-bismuth-tellurium vein-style mineralization.  The target concept at Coffee Dome is for high-grade veins forming leakage feathers off a major intrusion hosted “Fort Knox” type deposit at depth.  In this regard, it is important to note that the 7 million ounce Fort Knox deposit is only 15 kilometres to the southwest of the Coffee Dome project.

The completion of the University of Alaska exploration agreement, and the addition of the lands subject to that agreement to the project, has dramatically expanded the target at Coffee Dome such that it now includes a number of strong gold in soil anomalies over at least 3 kilometres of strike length.  The Company initiated a trenching program on these anomalies in July which exposed a number of altered structural zones (for which assays are pending).  Although the Coffee Dome project was scheduled to be drilled in 2007, the failure of the drill contractor to provide equipment and crews has delayed this initial drill testing until mid 2008 at the earliest.

Chisna

An airborne magnetic and electrical survey was completed by the Fugro group in April over the western part of the Chisna copper-gold project in Alaska.  The survey data has produced results consistent with the presence of a large porphyry system in the central part of the Chisna claim block.  This feature is coincident with a strong copper-gold-silver anomaly developed from the Company’s 2006 exploration work, being the “SE” target, which is located in the south-east portion of the Company’s extensive land package and is in addition to the mineralized gold-copper zones at the “POW” target previously identified on the western end of the land package.

Fieldwork began on the Chisna project in July and, as a result of this work, a major new copper-gold porphyry system was discovered in the southeast.  The new zone of mineralization, the “SE” target, is related to a porphyry system with a gold-rich upper zone transitioning into a copper-gold zone at depth, which is interpreted to have formed in a similar geologic setting as the world class Pebble gold-copper porphyry deposit.  Historic placer gold mining has occurred from creeks draining the SE target area.  The system offers significant potential for a possible large bulk tonnage deposit and the Company is aggressively advancing work to expand this new and exciting gold-copper system as well as the POW target to the west.

West Tanana

The West Tanana project was prepared for drilling in May with the transport by barge for the camp and drilling supplies to a barge landing on the Yukon River and then surface transport to the project site.  The initial drill testing at West Tanana began in June and was completed in July.  The drilling has defined a shallow easterly dipping zone of broad gold mineralization.  This zone, as seen in hole WT-07-02, is approximately 30 metres wide and is also intersected in the very tops of two holes collared to the SE.  Difficult drilling conditions within major fault zones resulted in poor recoveries in a number of the holes, all but one being lost prior to testing the proposed target zones.  The mineralized zones appear related to a series of stacked low angle shear zones.  The high angle quartz vein/breccia zones encountered in WT-07-08 may have acted as feeders to the low angle shear zones.  This possible feeder zone, which may have also been the source for the placer gold deposit immediately above and downstream from it, is the Company’s current focus on the project.

BMP

Work during the quarter ended May 31, 2007 focused on the negotiation of a lease option agreement with the Cook Inlet Region, Inc., an Alaska native corporation, on land held by them adjoining the Company’s existing ground.  Terms have been agreed to and the formal agreement is presently being finalized.  Initial field work on the BMP project took place in July and August, but no results have yet been received.

Blackshell

The Company had been trying to attract a joint venture partner to advance the Blackshell project but, in light of the lack of interest, the Company determined to surrender the claims and terminate its interest in the project.  Accordingly, the Company has written off the associated deferred exploration costs of $316,234.

West Pogo

The target at West Pogo is gold-arsenic-bismuth mineralization in veins similar to those at the nearby Pogo Mine.  Recent high-grade vein discoveries in exploration drilling by the Pogo joint venture near the West Pogo claim boundary have focused the Company’s attention on this poorly explored part of the land package and follow-up surface sampling is scheduled for late in the 2007 field season.  The property is currently being marketed by the Company for possible option/joint venture to a third party.

Gilles

The target at the Gilles project is for an intrusion-related vein system.  It is believed that the gold anomalies at Gilles are related to an intrusion related gold system but due to other priorities the project is on hold and being marketed by the Company for possible option/joint venture to a third party.

Alaska - Optioned Properties

LMS

No work took place in the quarter ended May 31, 2007, other than preparing for a major surface sampling campaign to assess the potential for other Camp Zone deposits on the large land package.

The surface sampling program at LMS began in June and has continued into September.  This program is focusing on a full assessment of the mineralized east-west trending belt of mineralization on the property.  A number of new areas are emerging as possible future drill targets.  Although the LMS property was scheduled for drilling in the fall of 2007, the failure of the drilling company to provide equipment and crews has forced the delay of this drilling program until the spring of 2008 at the earliest.  This delay has impacted the Company’s planned earn-in commitment for the year, although AngloGold has given the Company an extension of 5 months to meet this commitment.  The current follow-up plan will be to test new targets developing along the mineralized belt.  In addition, a resource calculation for the Camp Zone deposit is presently underway by third party consultants, and the Company anticipates that this should be completed early in 2008.

Terra

The 2007 Terra work program began in late May with the mobilization of equipment and crews to the site.  In early June the drilling program began with two core rigs that operated until late August.  The bulk of the drilling at Terra has been in the Ben Zone (12 of 15 holes) with a goal of defining an initial resource for calculation later in the year.  In addition, three holes were drilled into the Ice Vein.  The Ben Zone is one of four currently defined vein systems on the property.  The main targets at Terra are high-grade deep epithermal veins which closely associated with a Cretaceous diorite intrusive of similar age to those at the Donlin Creek deposit.  Results from the first 11 holes of the 15 hole program are pending and anticipated shortly.

The Company anticipates that, by the end of October, 2007, it will have incurred sufficient expenditures to have earned a 60% interest in the Terra project from AngloGold, approximately 28 months ahead of schedule.  Following the Company having earned its 60% interest, AngloGold will have 90 days to decide whether or not to exercise its right to earn back an additional 20% interest in the project, which it may do by incurring an aggregate of USD 4,000,000 in expenditures over two years.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and the Company will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Alaska – Other Properties

On June 15, 2007, the Company signed a binding letter of intent with Hidefield Gold Plc. of London England. (AIM: HIF) and its partner, Mines Trust Ltd. (a private Alaskan company) pursuant to which ITH can earn up to a 80% interest in the South Estelle project located in southwest Alaska.  The project consists of 168 State of Alaska unpatented lode mining claims.  Under the ITH/Hidefield/Mines Trust LOI the Company can earn up to an aggregate 80% interest in the project as follows:

•

the Company can earn an initial 51% interest by making payments of USD$42,000 upon TSX Venture Exchange (“TSXV”) acceptance of the transaction (paid) and an additional USD$50,000 on or before January 8, 2008, and incurring aggregate exploration expenditures of USD$2,000,000 prior to December 31, 2009 (USD$75,000 on or before December 31, 2007, which the Company has committed to incur);

•

the Company can earn an additional 19% interest (aggregate of 70%) by incurring an additional USD$ 3,000,000 in exploration expenditures before December 31, 2011; and,

•

the Company can earn an additional 10% interest (aggregate of 80%) by funding all expenditures required to prepare and deliver a positive bankable feasibility study.  There is no time limit for the delivery of such feasibility study.

At any time after the Company earns its initial 51% interest, Hidefield/Mines Trust can convert their interest into a 1.5% net smelter return royalty.  Following the Company having earned its interest, if Hidefield/Mines Trust do not elect to convert to an NSR, the parties will enter into a joint venture, in which each will be responsible for its pro rata share of further expenditures.  If the interest of either the Company or Hidefield/Mines Trust in such joint venture is reduced to 10% or less, such interest will be converted to a 1.5% NSR royalty.

The Company plans to carry out an initial work program late in the 2007 field season as necessary to meet its 2007 expenditure obligations.

Nevada Option Properties

North Bullfrog

The North Bullfrog project was optioned from Redstar Gold Inc. (“Redstar”) in the quarter ended May 31, 2007 (the Company can earn up to a 70% interest in the project) and an initial drilling program was initiated by the Company in mid 2007.  The Phase I drilling program completed a total of 1,265 metres in 6 holes and intersected a number of broad lower grade zones of gold mineralization in the Sierra Blanca target area (including 7.6 metres @ 1.1 g/t gold) and high-grade mineralization in the Pioneer area (including 0.4 metres @ 17.6 g/t gold and 1.2 metres @ 3.7 g/t gold).  The results have confirmed the presence of a large widely distributed gold system on the property and have set the stage for further drilling of a number of untested priority targets (see Table 2).  The Company anticipates its phase II drilling program for the North Bullfrog project will begin early in the first quarter of 2008 as field activities slow down on its Alaskan projects.

At Sierra Blanca, holes NB0701 and NB0702 confirmed the presence of widespread low-grade mineralization encountered in historic drilling.  NB0701 intersected numerous low-grade intervals, with 28% of the 247 metre hole mineralized at greater than or equal to 250 parts per billion (ppb) gold.  Hole NB0702 also intersected low-grade mineralization, with a high of 2.060 g/t gold over 3 metres (0.060 ounces per ton over 9.8 feet).  Previous drilling in the area of the two holes intersected thick low-grade intervals, including 0.343 g/t gold over a combined 40 metres (0.010 ounces per ton over 130 ft), 0.480 g/t gold over 35 metres (0.014 ounces per ton over 115 feet) and 0.425 g/t gold over a combined 26 metres (0.012 ounces per ton over 85 feet).  The drilling tested only a small portion of the extensive low-grade mineralization at Sierra Blanca and did not evaluate areas with relatively higher-grade gold mineralization (greater than 1 g/t gold) encountered at surface and in shallow previous drilling.  The potential for higher-grade structurally-focused mineralization also remains poorly tested at this stage, and the nearby Yellowjacket vein system target was not tested by the phase I program.

The shallow mineralization intersected in the Pioneer target area in NB0704 occurs along the margins of a strongly-altered dike, an important geologic control which will assist in on-going exploration.  Hole NB0703 attempted to cross the west-dipping mineralized zone about 120 metres down dip and encountered anomalous gold values but failed to intersect the high grade shoot that was the original target.  The Pioneer mine area has all of the earmarks of a large gold mineralizing system with the potential for more high-grade vein zones such as those intersected in hole NB0704.

Table 2.

North Bullfrog Significant Drilling Results*

Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)
NB-07-01 (247m)	80.0	84.5	4.5	0.780
	101.0	113.0	12.0	0.444
	114.5	119.0	4.5	0.340
	120.5	125.0	4.5	0.317
	134.0	148.7	14.7	0.424
	161.5	175.0	13.5	0.309
	210.7	216.5	5.8	0.580
	219.5	224.0	4.5	0.523
NB-07-02 (354m)	65.0	72.6	7.6	1.113
including	66.5	69.5	3.0	2.060
	80.5	84.0	3.5	0.317
NB-07-03 (215m)	38.5	40.0	1.5	0.260
NB-07-04 (92m)	14.7	16.8	2.1	0.500
	17.8	22.7	4.9	2.136
including	20.5	20.9	0.4	17.600
	26.2	29.4	3.1	1.888
including	26.2	27.5	1.2	3.680
	62.6	66.8	4.1	0.317
NB-07-05 (365m)	No Significant Results
NB-07-06 (33m)	No Significant Results

* Composites calculated using a 0.250 g/t (250 ppb) cut-off; composite length

Painted Hills

The Painted Hills project, located approximately 140 kilometres northwest of Winnemucca, Nevada, was also optioned from Redstar group during the quarter ended May 31, 2007 (the Company can earn up to a 70% interest in the project).  The project is an un-drilled, volcanic-hosted epithermal gold system along a regional range-front fault zone and has important geologic similarities to multi-million ounce, high-grade gold deposits of the north-western Great Basin that contain bonanza-grade veins, notably Sleeper (approx. 2.5 M ounces gold) and Midas (Ken Snyder mine; approx. 3M ounces @ 1.1 ounces per ton gold).  The Sleeper deposit is about 50 miles to the southeast.  The Painted Hills project contains a mercury-bearing opal vein zone and surrounding kaolinite-opal alteration which are indicative of the shallowest levels of an epithermal system.  Anomalous gold to 107 ppb occurs in underlying pyritic chalcedonic silicification.  The exploration model is targeting high-grade vein zones at depth associated with projected boiling levels.  During the quarter ended May 31, 2007 the Company completed a geophysical survey (CSAMT) designed to map subsurface silicification, trace the exposed veins to depth and locate potentially mineralized faults concealed beneath alluvial cover outboard of the range-front fault.  This survey revealed a large resistive body coincident with the projection of the surface vein system.

An initial phase 3 hole 1,000 metre drilling program was begun in August and is ongoing.  Early results from the initial two holes indicate very broad zones of strong chalcedonic silicification and veining commonly in excess of 50 metres wide.  A total of seven initial rush characterization samples from this high level silicification have returned anomalous gold values of up to 0.24 g/t with high trace element indicators (gold ranging from nil to 0.24 g/t).  In response to the encouraging alteration present and the results returned from the initial drill hole, the Company has staked an additional 250 claims covering the projected extent of the system, inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area currently being drilled.  The Company is also expanding the current drilling program to continue to test the system at deeper levels.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is the President and Chief Executive Officer of the Company.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Summary of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at May 31, 2007 there were 38,244,229 common shares issued and outstanding, and as at the date of this MD&A there were 38,292,548 shares outstanding.

Options

A summary of the status of the stock option plan as of May 31, 2007, and changes during the period is presented below:

	Year ended May 31, 2007		Year ended May 31, 2006
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	-	$ -	-	$ -
Granted: agent’s compensation options	498,748	$1.30	-	$ -
Granted	2,830,000	$2.70	-	$ -
Granted: agent’s compensation options	488,360	$2.70	-	$ -
Granted	845,000	$2.95	-	$ -
Exercised	(348,812)	$1.30	-	$ -
Options outstanding, ending:	4,313,296	$2.70	-	$ -

Stock options outstanding are as follows:

	Year ended May 31, 2007			Year ended May 31, 2006
Expiry Date	Exercise Price	Number of Shares	Exercisable At Period End	Exercise Price	Number of Shares	Exercisable At Year End

August 4, 2008	$1.30	149,936	149,936	$ -	-	-
January 26, 2009	$2.70	2,830,000	2,717,500	$ -	-	-
May 9, 2009	$2.70	488,360	488,360	$ -	-	-
May 23, 2009	$2.95	845,000	845,000	$ -	-	-
		4,313,296	4,200,796	$ -	-	-

Warrants

Warrant transactions are summarized as follows:

	Year ended May 31, 2007		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of year	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,999,855	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,560	$1.50	-	-
Issued – non-brokered private placement	1,200,000	$3.00
Issued – brokered private placement	6,104,500	$3.00	-	-
Issued – agent commission	212,242	$3.00
Exercised	(420,751)	$(1.22)	-	-

Warrants exercisable, end of year	15,070,208	$2.04	1,000,000	$0.26

Warrants outstanding are as follows:

	Year ended May 31, 2007		Year ended May 31, 2006
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	950,000	$0.26	1,000,000	$0.26
August 4, 2008	3,891,743	$1.00	-	-
August 4, 2008	2,656,020	$1.50	-	-
August 4, 2008 – commission warrants	55,703	$1.50	-	-
May 9, 2009	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00
Warrants exercisable, end of year	15,070,208	$2.04	1,000,000	$0.26

Selected Annual Information

Selected Financial Information

Description	May 31, 2007 $	May 31, 2006 $	May 31, 2005 $
	(annual)	(annual)	(annual)
Interest Income	248,591	348	132
Consulting	3,465,383	60,000	60,000
Property investigation	128,535	20,881	45,286
Professional fees	187,663	18,635	16,360
Foreign exchange (loss)gain	9,193

Loss for the year	(8,666,021)	(127,228)	(121,483)
Per share	(0.32)	(0.01)	(0.01)
Total Current Assets	22,119,247	20,415	40,788
Mineral Properties	13,387,113	1,030,316	1,026,512
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the company in raising the required financing for its activities, which is also difficult to predict.

Summary of Quarterly Results

Description	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005
Interest Income	$ 89,224	63,898	69,173	26,296	6	336	1	5
Net loss for period	(2,216,684)	(4,699,290)	(1,391,652)	(358,395)	(27,171)	(21,453)	(50,664)	(27,940)
Per share	(0.32)	(0.26)	(0.08)	(0.02)	(0.01)	(0.01)	(0.008)	$ (0.003)

Results of Operations

Year ended May 31, 2007 compared with year ended May 31, 2006

For the year ended May 31, 2007, the Company incurred losses of $8,666,021 as compared to net losses of $127,228 for the year ended May 31, 2006.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold, together with other acquisitions in Alaska and Nevada, compared with relatively small exploration programs in the prior year.

General and administrative (operating) expenses for the year totalled $8,914,612 compared to $127,576 in 2006.  The major expense categories consisted of consulting fees of $3,465,383 (2006 - $60,000), wages of $2,253,540 (2006 - $Nil) and investor relations costs of $734,593 (2006 - $Nil).  The commencement of exploration activities in Alaska and Nevada and the opening of an office in Colorado were a contributor to such increased expenditures.  However, the most significant contributor to such increased expenditures was the allocation of stock-based compensation expense to these categories, as follows:

	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 94,839	$ 3,370,544	$ 3,465,383
Administration	40,750	62,996	103,746
Investor relations	203,065	531,528	734,593
Salaries and wages	481,430	1,772,110	2,253,540
		$ 5,737,178

Effective August 7, 2006, the Company’s wholly-owned Colorado subsidiary, Talon Gold (US) LLC, hired three employees to carry out work on the Company’s properties in Alaska, which accounts for a new wage expense category.  A fourth employee was added in early 2007.  Property investigation costs of $128,535 (2006 - $20,881) and donations (required pursuant to a property option agreement) of $48,650 (2006 - $Nil) increased for the same reason.

Most other general expense categories, such as professional fees, regulatory, and travel, all increased as a result of the costs of the AngloGold transaction and the significant new exploration activities and company operations in Alaska on the properties so acquired, as well as with respect to additional properties acquired in Nevada.  The Company also wrote down its Siwash property to a nominal value, incurring an expense of $1,030,315, as a result of entering into an agreement for its disposal to Ravencrest Resources Inc.  In addition, the Company also terminated its rights to two Alaskan properties acquired from Anglogold (Blackshell and Caribou) as a result of disappointing exploration results and a lack of interest by potential joint venture partners, resulting in a write-down of $443,184.  The total property write-down for the year ended May 31, 2007 was $1,473,499.

Three months ended May 31, 2007 compared with three months ended May 31, 2006

In the quarter ended May 31, 2007, the Company incurred losses of $2,216,684 as compared to net losses of $27,171 for the quarter ended May 31, 2006.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold, together with other acquisitions in Alaska and Nevada, compared with relatively small exploration programs in the prior year.

General and administrative (operating) expenses for the quarter totalled $2,305,908 compared to $27,177 in 2006.  The major expense categories consisted of consulting fees of $1,214,781 (2006 - $15,000), wages of $441,075 (2006 - $Nil) and investor relations of $92,762 (2006 - $Nil).  The commencement of exploration activities in Alaska and Nevada and the opening of an office in Colorado were a contributor to such increased expenditures.  However, the most significant contributor to such increased expenditures was the allocation of stock-based compensation expense to these categories, as follows:

	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 33,348	$ 1,181,433	$ 1,214,781
Investor relations	63,233	29,529	92,762
Salaries and wages	165,120	275,955	441,075
		$ 1,486,917

Most other general expense categories, such as professional fees, regulatory, and travel, all increased as a result of the costs of the AngloGold transaction and the significant new exploration activities and company operations in Alaska on the properties so acquired, as well as with respect to additional properties acquired in Nevada.  The Company also terminated its rights to the Blackshell property during the quarter as a result of disappointing exploration results and a lack of interest by potential joint venture partners, resulting in a write-down of $316,234.

Liquidity and Capital Resources

As at May 31, 2007, the Company reported cash of $16,905,773 compared to $6,695 for the year ended May 31, 2006.  The increase in cash was due to the net proceeds of $11,479,348 received upon the closing of the brokered and non-brokered private placements in conjunction with the closing of the AngloGold Alaskan property acquisitions on August 4, 2006 and $17,530,800 received upon the closing of the brokered and non-brokered private placements which closed on March 9, 2007.

As at May 31, 2007, the Company had working capital of $21,163,884, compared to a working capital of $14,318 as at May 31, 2006.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2008.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or Banker’s Acceptances issued by major Canadian chartered banks.

Transactions with Related Parties

During the year ended May 31, 2007 the Company paid $419,986 (2006 - $60,000, 2005 - $60,000) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $25,110 (2006 - $Nil, 2005 - $Nil) in rent and management fees to a company with common officers and directors and $Nil (2006 - $5,500, 2005 - $4,173) in professional fees to a company controlled by a director of the Company.  These figures do not include stock-based compensation.

At May 31, 2007, included in accounts payable and accrued liabilities was $2,088 (2006 - $2,515, 2005 - $Nil) owing to companies controlled by the directors of the Company.

These transactions with related parties have been valued in the Company’s financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company is presently in the process of negotiating for the lease of additional mineral tenures in Alaska, but there can be no assurance that any such transactions will be concluded.  In addition, the Company is proposing to acquire, by staking, additional mining claims in Alaska, but there can be no assurance that it will be successful in doing so.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authorities.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s current disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting or any other factors during the twelve month period ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.